Exhibit 8.1

Significant Subsidiaries of the Registrant

Significant Subsidiaries of the Registrant	Place of Incorporation

QK365.com INC.	British Virgin Islands
FENGLINJU (CHINA) LIMITED	Hong Kong
Haoju (Shanghai) Artificial Intelligence Technology Co., Ltd.	China
Chengdu Liwu Apartment Management Co., Ltd.	China